Filed by Forest Road Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Road Acquisition Corp.

Commission File No. 001-39735

SPACInsider Forest Road Acquisition Corp. (FRX) & Beachbody: Live Q&A

May 12th, 1:00 PM

Corporate Participants:

Eric Weidemann, SPACInsider

Thomas Staggs, Director, Chairperson of the Strategic Advisory Committee of FRX

Carl Daikeler, CEO and Co-founder of Beachbody

Sue Collyns, CFO of Beachbody

https://spacinsider.com/2021/05/12/today-forest-road-acquisition-corp-beachbody-live-qa/

TRANSCRIPT

Eric Weidemann:	Good afternoon. Welcome to SPACInsider’s live webinar to discuss the business combination, a Forest Road Acquisition Corporation, with the Beachbody company and Myx Fitness Holdings. I’m Eric Weidemann with SPACInsider. In a few moments, the management teams of both Forest Road and Beachbody will give a brief presentation, which will be followed by a Q and A session. Today, we have joining us, Carl Daikeler, co-founder, chairman and CEO of Beachbody, Tom Staggs, director of Forest Road, and Sue Collyns, president and CFO of Beachbody. You can submit questions at any time by clicking the Q and A button at the bottom of your Zoom window. With that, I will now hand it over to Tom to begin. Tom?

Tom Staggs:	Thanks very much, Eric. I’m happy to be here with you today to share what has excited us about Beachbody. I appreciate you taking the time to talk with us about the company today. I just want to set things up a little bit and then quickly turn it over to Carl to tell you more about the business. But what really attracted us here is that Beachbody is a leading subscription health and wellness business. And as such, they are a company that’s positioned extraordinarily well to capitalize on a significant set of market tailwinds.

Tom Staggs:	First of all, understand the fitness and nutrition market is a massive one and a growing addressable market. We love that aspect of it. But also, Beachbody, because of how they’re positioned, they really sit at the center of what we see as three powerful mega trends in the business. And all of them should be pretty familiar to you all. First of all, digital subscriptions.

We all live our lives around screens now, and we’ve seen the growth of digital subscriptions. That’s been amplified by the pandemic, but in fact, all that did was accelerate some trends that were already abundantly clear in the marketplace. Given their established subscription base, they are really well poised to take advantage of this continuing trend well into the future.

Tom Staggs:	The second one is this connected fitness business. Where people are looking for really convenient solutions, products, Peloton is the most well-known example, but products that really fit their lifestyles and provide them with the convenient, connected fitness solution that they’re looking for. And then finally, the growing demand for consumer health and wellness. Across demographics, we’re seeing greater and greater interest in health and wellness, and personal health and wellness. That means that this business is going to be fueled from that angle as well for years to come.

Tom Staggs:	The second thing we really like about this, that this is a strong and proven business model. These are well-established company and they have a great leadership team. They’re on track to do more than a billion dollars in revenue this year. They have more than three million subscribers already. And, importantly, this company has a 22 year track record of profitable growth. They’re founder led, and you’re going to meet Carl Daikeler here today. But collectively, they’ve got people that have been with them throughout the journey. So they have great experience in creating premium intellectual property, acquiring customers, and driving customer lifetime revenue. I think they also have really strong organic growth potential given the trends that I talked to you about. The company’s got a multi-platform model. It’s built around three branded entry points that drive subscriptions, across content, across nutrition, and across this connected fitness equipment. You’ll hear more about that. So that’s multiple doors through which people could enter the Beachbody ecosystem.

Tom Staggs:	That gives them a huge opportunity for monetization. My partner, Kevin Mayer, and I are particularly excited about that given the experience. We spent the bulk of our career at the Walt Disney Company focused on premium content and IP. That’s what this company has in quantity, and high quality products that they can use to sell through the ecosystem. So, with the proceeds of this transaction, the company is poised to supercharge their growth. They’re going to accelerate their marketing spend for customer acquisition. They’re going to look at international expansion. Today, they’re really about 99%, United States and Canada. And with this public currency, they’re also going to, I think, see a lot of M&A opportunities, and they’ll be opportunistic about that. It’s a highly fragmented health and wellness market. There are a number of opportunities out there, and as a public company, they’re going to be extremely well-poised to take advantage of those opportunity.

Tom Staggs:	It’s important for you to know that Carl Daikeler, who you’ll hear from, isn’t selling any shares in this transaction. He’s all in. We really love that. A founder-led company, where the founder is all in and committed to the success of the company is really a recipe for success for shareholders who go along for the ride. We’re excited to be a part of that. So when we bring all this together, it’s an incredible story. We’re really pleased to partner with Carl and the rest of the team. I should note, my partner, Kevin Mayer, is going to join the board at Beachbody. So we’re in this for the longterm. I’m going to be a longterm advisor to the company. So what I want to do now is turn this over to Carl to talk about the incredible business he’s built, and his vision for the next chapter of growth for this company. Carl?

Carl Daikeler:	Yep. Thanks, Tom. All right. To give people a sense of the objective ... This business has been around for 22 years. And while there’s a lot of talk about SPACs these days and companies going public with SPACs, at the end of the day, what matters is, I think, from an investment is the substance of the business. We’ve got a 22 year track record of helping people achieve their goals to lead healthy, fulfilling lives. That was the premise that Jon Congdon and I founded this company on. And that’s why it exists today.

Carl Daikeler:	In fact, yesterday we celebrated the anniversary of our very first order back in 1999. Since then, we’ve refined the art of helping people get started with fitness and nutrition. Not just fitness, but fitness and nutrition. That’s why it’s such a ... That’s why I’m not taking any money off the table, because it’s a great bet to be able to help the 150 million people in North America who are still overweight or obese and have dealt with the consequences of a lockdown for a year and gained weight. Now we have this very affordable, efficient, and proven model within home fitness and meal planning and supplements to help people get started. We’ve transitioned from VHS to DVD, and now this streaming subscription model, which is not just an exceptional value for the customer, but also an incredible business model. Because we get that recurring revenue, and that recurring revenue exists both in digital subscriptions and nutritional subscriptions. Because of that, because of the affordability of our product offering over the years, we’ve found ourselves in a very large addressable market.

Carl Daikeler:	The opportunity that we’ve got is so meaningful and we are, or Beachbody is, uniquely positioned to capitalize on this. The tailwinds of millions of people experiencing that in-home fitness is actually a legitimate way to work out and still feel community, based on the ecosystem that Beachbody has created just in the living room or in the spare bedroom or in the garage, wherever somebody works out. The fitness and nutrition market is not only massive, it’s actually growing, but there’s no clear brand leader. Certainly, we have a great deal of respect for what Peloton has done in this space, but the at-home fitness streaming business is expected to grow from $6 billion in 2019 to almost $60 billion by 2027. As a leading subscription health and wellness business, we are in a great position, with our massive library of content and huge ecosystem of subscribers, to be able to take advantage of our tenure in this space and our experience in this space, and now expand it, particularly with the access to capital afforded to us through this SPAC transaction.

Carl Daikeler:	The good news is those tailwinds that we’ve encountered over the course of the last 12 months or so, they’re not going away. It’s really the new reality. We’ve seen data that really proves out the fact that people ... Similar to what’s happening in the movie industry, I think, that people just ... they want to be entertained, whether it’s at a movie theater or at home, but they’re certainly going to consume a lot more entertainment if it’s right at home. Same thing goes for fitness. Now that people know that you can get a great workout at home, and tons of variety on the Beachbody On Demand and Openfit platforms, two platforms that we operate, that this hybrid model of working out at the gym for the social experience, compliments an overall wellness strategy and subscription strategy that a person can get their sort of fundamental of wellbeing at home.

Carl Daikeler:	If you look at the far right there, there’s a Wakefield study that shows that 87% of the people surveyed who already or will feel comfortable returning to the gym are still going to keep their at-home workouts as part of their fitness routine. That’s really important. We’re not looking at this business. The reason I’m not selling a share is I believe this is a growth opportunity, not something that is in contraction. And that’s certainly what we’re seeing in the behavior of our customers and prospects.

Carl Daikeler:	Just to give you a sense of how Beachbody’s constructed, and particularly, how we will be focused coming through this SPAC transaction, we’re known for our content. That’s where the digital subscriptions come from. People know P90X, Insanity, 21 Day Fix, Morning Meltdown 100, and so on. That content creates the digital subscription. Think of it as the Netflix of fitness. But people who come in, they want to achieve certain results. And our goal, remember, help people achieve their goals to lead healthy, fulfilling lives. Nutrition has to play a component of that. We also have digital subscriptions around our meal planning. And, we give people additional value by bundling those subscriptions, those digital subscriptions, again, the Netflix part, with nutritional subscriptions. So we have ... Like I have my daily shake, drinking it right now, Shakeology. We have a compliment of supplements that help people achieve their goals, which has been a very strong component of revenue since we started the company.

Carl Daikeler:	But what’s so exciting for us is we have intended to bring the genre of indoor cycling into the ecosystem for years. Certainly, Peloton has left lots of clues in terms of the value and prospect of helping people with this sensation of indoor cycling that was made so popular by spinning and SoulCycle. Well, we found this company, Myx Fitness, they’ve got an incredible approach to indoor cycling that makes it a little bit less intimidating. They’ve got a commercial grade bike that has actually been sold into thousands of gyms across the country, and in fact, across the world. Tens of thousands of bikes out there. So you know it’s a high quality bike with all the right adjustments so that it’s physiologically right for the consumer. But Myx, and now Beachbody, will have the exclusive right to sell that bike direct to consumer. They sold 27,000 of these bikes in their first year in business in 2020. We’re expecting them to do close to $100 million in sales in 2021.

Carl Daikeler:	So now we’ve got this full component, digital subscriptions leverage content to help people make a decision to transform their lifestyle, plus nutrition subscriptions, and then bring in the bike for the additional revenue compliment and to help people give them the screen that will be the health and fitness screen in the household. Which also swivels, so people can do the workouts off the bike. Interesting footnote, that bike costs $600 less than a Peloton bike, although it’s commercial grade. So we think that it’s the Peloton for the masses, or the 99%, if you will. But we’re starting with an incredible foundation.

Carl Daikeler:	We’re not a startup. As I said, we’ve been in the business for 20 years. I think this is the signature of a strong value opportunity as SPACs go. We’ll have $1.1 billion in revenue forecast for 2021. 2.6 million paid subscriptions. That’s the largest critical mass of paid subscriptions in the health and fitness business. 57% year over year digital subscription growth. 180 million workouts streamed last year. And we’re averaging 12 to 15 workouts per subscriber. But on top of that, as I mentioned, nutrition. If people are going to get results, we have to handle we have to help them with their nutrition choices.

Carl Daikeler:	We’ve got over 400,000 nutrition subscriptions, including products such as Ladder, which is a business that we acquired from LeBron James and Arnold Schwarzenegger and their associates, to compliment our second platform called Openfit. And now we’ve got LeBron James and Arnold Schwarzenegger as shareholders in the business, helping us create content that, again, will facilitate digital subscriptions combined with the Ladder supplements. So it’s a really strong, sturdy foundation from which to propel our growth, and that growth is going to be in the expansion of the subscription business.

Carl Daikeler:	This is our revenue base at the moment. We’ve got a large diverse revenue base, significant recurring revenue streams driven by content, nutrition, and then with this transaction equipment subscriptions. And importantly, 75% of the sales are generated through subscriptions, which means high-quality, predictable, recurring revenue streams. That’s a good investment. For 2021, we expect about half the revenue will be from nutrition subscriptions. 40% from digital subscriptions. That would be Beachbody On Demand, our one platform, and Openfit, our other digital subscription platform which just got started about a year ago. Both of those will have an association with the Myx connected fitness in-home studio. And 10% of our revenue will come from the sales of that connected fitness equipment itself.

Carl Daikeler:	This will be the first time in our history, in our 22 year history, that we’ve got access to significant capital. And again, I want to stress the point that I’m very proud that over 20 years we’ve been able to finance this business... That over 20 years, we’ve been able to finance this business like a business, where profit and free cashflow and careful, thoughtful capital allocation has been a discipline that has helped us run this business with only two years of negative EBITDA since we started the business. But now we will have both the public currency, public stock currency, and access to capital, to be able to drive this incredible catalog of content that we’ve built and this business model of marketing direct to consumer and working with our customers, who become affiliates for us, turning their Instagram and Facebook and social media followings into basically a megaphone for healthy lifestyle transformation. And we’ll be able to expand that with significant investment in the underpinnings of what has made this business great, including increased investment in customer acquisition, including, for the first time in our history, brand marketing.

Carl Daikeler:	I’ll never forget when we were meeting with FRX, Tom and Kevin Mayer said, “You guys are the best kept secret in fitness,” which is I guess a backhanded compliment. But as a marketing guy, I never feel good about that. Well, now we’re going to have the access to the capital and make sure that people understand the nature and the value of the Beachbody brand, the Openfit brand, the MYX brand.

Carl Daikeler:	Likewise, we’ll accelerate our international expansion. Right now, we’re 99% North America, and we’ll be able to bring our content and new content and the MYX bike to international markets, again, in a methodical, careful way that pays good attention to free cashflow at the same time that we’re taking advantage of these tailwinds in the expansion of the in-home fitness boom.

Carl Daikeler:	Likewise, we’ll be making some investments in tech and supply chain enhancements to give us more faster development of certain nutritional and other product development enhancements, some of which we’ll be announcing in the next 10 days or so. Finally, there are opportunistic M&A opportunities for us that we will take advantage of. Obviously, MYX is a good example of that, where there are products out there that are under distributed, but once you plug those products, great products, into an ecosystem of 2.6 million subscriptions, you’ve basically got the ability to expand share of wallet to a large devoted and loyal crowd of people who understand and trust that the brand wants to help them achieve their goals and lead healthy, fulfilling lives.

Carl Daikeler:	And again, that is the foundation on which we’re built, the premise for the business. That is what drives me as an entrepreneur and why I’m going to continue my role. I think I’m going to own something like 40% of the business still, even after this transaction. So I’m aligned with the investors’ interest to make sure that we continue to deliver on that goal and also deliver a great return to our investors. But I’d like to turn it over to our CFO and president Sue Collyns to walk through the key revenue drivers of the business, and then hopefully we can get to some questions.

Sue Collyns:	Thanks so much, Carl. I think I’d like to take people through how we think about revenue, and we’ve always had a very disciplined process around a five-year planning model, as well as the shift to digital that we commenced about five years ago. And the way that we think about revenue is basically broken up into these three components here, connected fitness, digital subs, and then nutrition and other.

Sue Collyns:	So just to take you through each of the sum of the parts here, the first component here is the connected fitness, and that’s really the equipment hardware. So the products of the MYX bike you see on the left-hand side and then the MYX Plus on the right-hand side, which has an additional foam roller, a mat, as well as weights for home studio, if you will. And the revenue drivers here are bikes, at an average sales price of about 1299 for the MYX and 1499 for the MYX Plus, which is fantastic value, given that it’s a commercial grade piece of equipment in home studio. And sort of, as I said, Peloton for the 99%.

Sue Collyns:	Moving on to digital subscriptions, which is that blue strip there, the component driver of digital sub revenue here is subscription fees, no surprise. And the product platforms that customers subscribe to that we currently have are Beachbody or Bod, Openfit, and then the MYX subscriptions, as well as a CRM platform that we developed about a decade ago. And that CRM platform was actually where our micro-influencers subscribed to. As Carl said, we have about 400,000 of them. About 85% of them subscribe to this KPI dashboard CMS tool that also has business reporting tools, which integrates with our eCommerce platform. The subscription prices of Bod and Openfit, most of them are annual and that’s about $99, and the CRM subscription price is about $16 a month.

Sue Collyns:	That last component of revenue relates to nutrition and other, which is that orange strip, and the components here are nutrition subscriptions, as well as non-supplement items. But those are items like seasonal flavors of Shakeology, like pumpkin spice for the holiday season, or things like... or steps and apparel and other accessories.

Sue Collyns:	So now that we’ve gone through the components of revenue, I’d like to take you through the five-year growth projections, which are 30% CAGR, growing from $900 million of revenue in 2020 to $3.3 billion by 2025, and basically explain the steps that we have reviewed to get there, and the assumptions. The initial red tower obviously shows the 2020 ending position of 900 million of gap revenue with three million total subs. There were 2.6 million digital and 400,000 nutritional.

Sue Collyns:	And that first step, that first gray tower, really relates to $400 million of revenue that we know we can grow, based on our historical media investment. And by that, I mean if you took the last three years of media investment 2018, 2019, 2020, and you averaged that, we know that we would drive revenue of about $400 million over a five-year period. That’s about an eight percent CAGR. And we feel confident about delivering that, because if I just look at our results of the past decade, we’ve achieved a nine percent CAGR and actually a bit more than $400 million. So we feel good about that first step.

Sue Collyns:	The second part of the bridge there relates to an increase in media investment that we intend to make as a result of the use of proceeds that we’ll have. And we intend to spend about 2.1 times more than that baseline media spend in under the first bridge of one. That’ll contribute around $900 million of revenue over the five-year interval.

Sue Collyns:	The third step relates to international growth. As Carl said, today we’re basically 99% in North America, and we have a roadmap that includes expansion into Germany, Mexico, Colombia, Australia, Italy, Malaysia, the Netherlands, Korea, Thailand, and China, and Tom and Kevin’s help, actually, from their Disney experience will be particularly helpful to us here, that we feel competent in executing on that roadmap and contributing $300 million of revenue over the five-year period.

Sue Collyns:	And the last step, part of the bridge relates to MYX and executing on an expansion that would take us from selling around 27 and a half thousand bikes last year to approximately 400,000 by 2025. And what’s interesting about that growth, from 27 and a half thousand bikes to 400,000, is the connected fitness subscriptions that we expect to generate from that will be about 610,000, which represents around 37% of where Peloton was, as of December last year. So just as a point of reference, I think that’s interesting context to show that we’ve been rather modest in those projections. And that gets us to the 3.3 billion of revenue by 2025.

Sue Collyns:	And the last part of the bridge relates to, I guess, what I call out of model opportunities. We have not included in the five-year projections any price increases. We haven’t included any increases for expanding Openfit or MYX internationally, nor have we increased any attachment rates between digital and nutritional offerings. And I guess opportunistic M&A would also be another upside to the extent that we move down a path of buy versus building acquisition ourselves. That could also be an accelerated driving revenue.

Sue Collyns:	So I’d be happy to take you through a couple key takeaways. The first is that I think you probably know that we have an enterprise value of about three billion dollars, and Beachbody’s merging with FRX and MYX to accomplish that goal. In terms of the sources and uses of funds, you can see FRX has about $300 million of cash in trust. We also raised... about $225 million in January. And I’m happy to say that that was more than two times those subscribed and led by notables, such as Fidelity... and others.

Sue Collyns:	We have no debt. And after distributing $38 million of secondary proceeds for MYX shareholders and $63 million for deal related expenses, we’ll have about $424 million of cash on the balance sheet, which will be a very strong marketing and M&A war chest, that again, we haven’t had the benefit of before. So we’re looking forward to that.

Sue Collyns:	I guess the final key data point here is the pie chart on the right-hand side. And I would just draw your attention to the fact that the co-founders all own about 48% of the business after the transaction’s been consummated and don’t intend to sell. So I know that there was a question, by the way, just in terms of expected close, and we do expect the transaction to close this quarter, and the combined company will be listed on the New York Stock Exchange under the ticker BODY, B-O-D-Y. So FRX will become BODY, B-O-D-Y. Thanks. Thanks, Eric.

Carl Daikeler:	Awesome. So before we open it for Q&A, I just want to say that I live in the future, so I’m dealing with product development and things that we’ll be talking about. We have some product announcements coming on May 19th that are exciting. But it’s all based in this mission to fill the void of what’s missing in health and fitness, to supply the solution that the masses need. And we’ve got this expertise, which transitioned from DVDs into digital subscriptions, which is a true renaissance. And it’s something that we always expected. I wouldn’t have expected a pandemic to have unlocked this opportunity, but you know, now people see that in-home fitness and nutrition is legitimate.

Carl Daikeler:	And over time, we’ve created something unique. This subscription-based health and wellness business that bundles content, nutrition, and now equipment really does provide a complete solution for people, and it creates community through this social commerce engine of 400,000 people who celebrate every time we bring new content into the market. And over the past 22 years, we’ve brought some of the most memorable content to the market, and we’re going to continue to do that, particularly aided by the fact that for the first time in the company’s history, we have such incredible visibility into what the subscribers want because of this connection that we now have with them. So I’m looking ahead to an opportunity for us to even be greater, to continue our track record of courageous innovation, and to raise the standard of what video on demand and live fitness can mean in the household.

Carl Daikeler:	So now I’d like to take the opportunity to answer any questions that you might have and help you further understand why this is an incredible opportunity for all of us.

Eric Weidemann:	Great. Thank you all very much for the presentation. We’re now moving to the Q&A portion of the webinar. I would like to remind all of our viewers, you can submit your question, if you haven’t already, by clicking the Q&A button at the bottom of your Zoom window. With that, let’s begin the Q&A.

Eric Weidemann:	So clearly, COVID has disrupted fitness. Was curious about the stickiness of some of these subscriptions, and then also what gives you confidence that pandemic driven change in consumer behavior is not fleeting.

Carl Daikeler:	And I don’t know if you want to just stop sharing now that we’re in the questions, so that we can be bigger faces, but as I said, the research and trends that we’re seeing are that in-home fitness is absolutely here to stay, but that is really serving a segment of the market that transitioned from gyms, like these tailwinds happened when people were locked out of gyms, and all of a sudden you had 62 million people that, you know, that’s the number of gym memberships in North America, I believe, or U.S., who needed to find another alternative.

Carl Daikeler:	So all of a sudden you’ve got fitness people choosing Beachbody products and others to do at home, and talking about it online, and just expressing their gratitude. And then there’s this 150 million people in North America who didn’t do anything, who have yet to take action. And now they’re seeing the fitness people legitimizing in-home fitness, and this is where Beachbody has been so successful, where people told us nobody would do extreme in-home fitness with a program called Insanity or P90X, which is Power 90 Extreme. Like, how is that marketable?

Carl Daikeler:	But it was quite, it became aspirational to people who had no desire to go to the gym in the first place, and now were embracing in-home fitness. And thanks to the pandemic, quite frankly, we see more people embracing that. And what Beachbody does is continue to iterate on content creation. For instance, we just launched a dance program, easy to follow dance program called Let’s Get Up. Prior to that, we had a program called Control Freak, which used a resistance band that attaches to the door to get this incredible full body workout for less than $200, all in, including the supplements required to that. So the cost coefficient, it’s so cost effective for people to get true meaning...

Carl Daikeler:	It’s so cost-effective for people to get true, meaningful results that it’s our job just to take advantage of the fact that there are more people who gained 30 to 50 pounds in that pandemic who are not the people who are going to go back to the gyms, they’re the people who are just looking for some solution that’s holistic to get them results. That’s where we apply these marketing dollars. That’s where we apply our data and analytics. That’s where we apply our marketing expertise. And we intend to continue the track record that we’ve built for 20 years of bringing non fitness people into a health and fitness environment.

Eric Weidemann:	Great. Thank you. So how does Beachbody’s consumer acquisition strategy for digital workouts compare to its peers? And to what extent can it leverage its existing user base?

Carl Daikeler:	Well, I’ll start with the latter. The existing user base is our most coveted and the thing we’re the most grateful for. 2.6 million subscriptions. This is the audience that we need to serve. So when we come out with new content like Let’s Get Up or Control Freak, or 30 Day Breakaway, a 5k training program, we are catering to the existing subscriber base. Also when we come out with new supplements, like we just launched a program called Focused Energy BEVVY, which is an afternoon refreshing drink, that exceeded our original forecast. I think we launched it in April. And it’s the existing subscription base that goes, “Oh, I’d like an alternative to coffee. I’ll have a healthy energy drink for the afternoon.”

Carl Daikeler:	But again, our marketing skills are only getting better. We used to be an infomercial company and that was a very productive thing for us. But now it’s proliferated into social media and search. And we’ve got a world-class team from some of the biggest brands and direct marketers in the world that have now coalesced to help us fill this vacancy, which is shocking that there is no brand leader in health and fitness. And we have the opportunity to occupy that space with this brand marketing at the top of the funnel and world-class performance marketing at the hands of people who’ve marketed for Zulily and Amazon and Thrive Market, and worked for Disney in data and analytics, using all this sophisticated attribution of orders and revenue and cohort assessment to only improve the relationship of our cost of acquisition and lifetime revenue, which is the basis for which the business has been run since we started it.

Carl Daikeler:	So it’s an expansion of the business model that we’ve proven over time. We’re not going out there experimenting on the investors’ dollars. We are expanding a business model, a subscription base that is proven. And that’s what’s so exciting about this moment in time is we’re at the horizon of a massive disruption of an industry that’s looking for a brand leader and we intend to be that.

Eric Weidemann:	Great. Thank you. So I wanted to ask about a possible criticism of the business model, where some would say it might mimic an MLM strategy. Was wondering if we could respond to this and get some more color on the marketing techniques in general?

Tom Staggs:	Yeah, so let me start, I’ll jump in on this because it’s one of the areas that when we did our due diligence on the company we delve into and flagged as a possible area of concern. And first of all, I would not describe this as a multi-level marketing company, because one of the key characteristics of those is that they force inventory into the system and give the burden to sell that inventory on a secondary basis to their multi-level participants. All Beachbody sales are directly to end users. All of them. There is no inventory in the system whatsoever. Also, there’s not minimum quantities or anything like that, that you might see in multi-level marketing.

Tom Staggs:	In fact, what we found was that this is a really powerful social commerce company. They’ve got over 400,000, well over 400,000 influencers, if you will, from micro influencers to some macro influencers, who believe in the product and are helping to gain subscribers. So it’s a powerful part of the equation, and I think it’s going to become more so. Those of you that have known the company a long time may have seen that coach network as how they help to sell DVDs, et cetera. Now, as social media has grown, as social commerce has grown, these folks can have persistent connection with their cohorts of Beachbody enthusiasts and exercise groups.

Tom Staggs:	It creates more stickiness to the product. It creates more clout from that social commerce group. It’s a really highly efficient and effective marketing tool for the company. And as I said, the sales are all directly to the end users. So think of this as a very strong and committed sales force that works on behalf of Beachbody because it has worked for them and they demonstrate that. So we’re actually pretty excited about that aspect of the company and its factor in the growth going forward, simply because that social commerce, social network technology, if you will, has become more robust.

Carl Daikeler:	I totally agree, Tom. And I appreciate you saying that. I think the thing that people miss with that reflex of MLM is a perception of what old school MLM was, which was very mercenary. You never wanted to go to Thanksgiving dinner after you’d just sold a bunch of soap all your family members. And we had no desire to be in that business. However, what we found was actually happening in our community is that customers were helping customers get results. And when somebody loses 80 pounds with P90X and they walk into the room and everybody says, “How’d you lose the weight?”, and they say, “I did it with P90X,” they create demand. And it’s really hard to lose 80 pounds. Now, shame on us if we don’t compensate that person for doing that hard work and being a great walking billboard for this company, and then helping people get results with these products. It would be almost criminal for us not to compensate that user for helping create that demand. We’re not expecting them to take... They don’t take any inventory. We handle all the logistics.

Carl Daikeler:	But if somebody does this hard thing of changing their lifestyle, inspiring other people to do the same and then helps them in a small community or a small group get results on this very hard thing of lifestyle change of fitness and nutrition, they deserve to be compensated for it. And that’s all we’re talking about, a revenue share in exchange for, not making a sale, but getting people started and then sticking with it. The relationship transcends the original transaction to actually getting results. I don’t need any support to use soap. I do need support to work out consistently and to follow my nutrition plan. That’s what’s so powerful about this social commerce thing, which was really unlocked by the advent of Facebook and Instagram, where people are now sharing with people who are all over the country in other States and other cities, but they are like-minded. So it’s not just your neighbors. These are people who are like-minded saying, “Can somebody please help me stay consistent with this program that you just launched?” That’s what our coaches do. That’s what’s so powerful. And that’s why they deserve a share of the revenue.

Tom Staggs:	Just to elaborate a little bit, Carl mentioned that Kevin and I noted that Beachbody was this great kept secret in fitness. Part of that’s because it was thought of as this MLM company that was selling nutrition, supplements and DVDs. And the fact is that this is a high quality, content-driven subscription health and wellness company. And that’s why it resonated with us. We come from the content business. So we understand how premium content, especially created by a company that has an edge in that area, can use that to really create a flywheel. And if you put that into a subscription-based context, you have a really powerful business model.

Tom Staggs:	This is the piece that I think that is not fully understood as yet. It will be over time as Beachbody becomes a public company. So I’m not overly stressed about it. But it’s actually why I think this process of going public is a great entry opportunity for investors. We plan to be investors in this company for years to come, because of what we see, because of the flywheel effect that we see driven by this content, the subscription base that’s there, the social commerce engine that they have to help drive this whole thing. It’s a powerful combination. That’s why we’re excited.

Carl Daikeler:	And any business model can be abused. That’s the thing. Commercials or infomercials or revenue sharing with a subscriber base, it can be abused. The question is, is the company built of the substance to serve the customer? And you know what’s the test for that, is the company still around? You don’t exist for 22 years profitably if you’re scorching the earth as you’re selling the product. That’s a company that you’ll eventually run out of people and you’ll run out of ideas and you’ll be run out of town. We have this 2.6 million subscriber base because people get results and they feel like it’s very fair that they get a share in the revenue created by them sharing their results with their audience. And I’m really proud of that. And I’m proud that we are the only opportunity for 150 million people who are still overweight or looking for their solution, that they can actually monetize that if they’re willing to help other people do the same.

Carl Daikeler:	And I don’t run away from that. And I think it’s honorable. And I think the smart people will see that part of the investment and go, “This is kind of brilliant.” That the market actually has the opportunity, meaning that the prospective customer has the opportunity, to share in the revenue of this massive untapped TAM, or total addressable market, that’s a big opportunity. And I think it’s going to prove out. People ask us, “How do you flip the narrative on this thing?” Here’s how we flip the narrative; we succeed. And then it’s the people who were taking cheap shots at it all along who are going to wish that they had looked a little deeper.

Eric Weidemann:	Thank you. We are getting a ton of questions. So a lot of engagement from the audience today, so keep them coming. Wanted to talk a little bit about the role of coaches and celebrities in Beachbody’s strategy going forward. So how does this compare with Peleton’s instructor model, and how involved are celebrities like LeBron and Arnold in content creation at Beachbody?

Carl Daikeler:	So we are very particular about who we will put on the bike or who we put in front of the camera to create content for us. We call them super trainers. And everybody knows Tony Horton or Sean T or Autumn Calabrese, Jericho McMatthews. So we’re constantly looking for people who have that special it factor, if you will. Casting matters both in terms of the person in front of the camera and the people in the cast. Because they become the friends cast, if you will, an ensemble that you want to work out with every day. You’re plugging in with your friends. And it is great.

Carl Daikeler:	That’s one of the beautiful things about Openfit that unfortunately we don’t talk about it enough, but Openfit has the prospect of bringing celebrity friends, if you will, where LeBron and his trainer have an agreement with the company to develop content to appeal to people training for sports. And Arnold Schwartzenegger, who’s already produced a guided walk for people who are out going for a walk, they want to have a specific outcome from that walk, and they get to have Arnold in their ear coaching them through that walk. That’ll be on the site in the next 30 days or so. And there’s other celebrities that we’re developing content with, which is a real opportunity for stars and big influencers who don’t necessarily want to have to launch their own app and manage their own app, but they’d like a place to express their enthusiasm for creating content on a platform that is well-managed.

Carl Daikeler:	So we expect to continue to expand our roster of celebrity influencers and stars and partnerships, like we did this partnership with LA Fitness with Openfit, where the LA Fitness subscriber has the ability to opt into an Openfit subscription so that they have this hybrid opportunity to work out at LA Fitness or on the Openfit app. And that deal would not happen if the pandemic was a blip. If the pandemic was just a little window in time and people all go back to the gym. LA Fitness recognizes that they want to serve their members with a holistic solution, including nutrition planning. So we’re always looking for the best talent and the type of partnerships and heart that is truly going to be meaningful to people. It’s that connection that Beachbody has, I think, mastered over the course of two decades that makes it feel as personal as possible to communicate through that screen, as you’re motivating somebody to great results and stay consistent.

Eric Weidemann:	Great. Thank you. So with the connected fitness piece of the business, you have Myx bike, but what’s your view on non bike related products? And is there anything in the pipeline to expand on this business segment?

Carl Daikeler:	Right now, we’re focused on the bike. Meaning that as genre of fitness goes, that is a proven category that is extremely popular. And we’ve literally been looking at it for 15 years and I’ve had extensive conversations. But let me tell you something, when we found Myx and the quality of that bike, here’s just a little bit of the difference. On the Peloton bike, which is a fine piece of equipment, but it was really built from the consumer market perspective, so there are certain, let’s say, corners that they rounded so that people will have a certain distance from the screen, for instance. So the handlebars don’t adjust forward and back, which means you better be the right torso length for that to fit you biologically. The Myx bike was sourced from a company that distributes into the commercial-

Carl Daikeler:	MYX bike was sourced from a company that distributes into the commercial space. So all of the adjustments, first off, aren’t plastic. The handlebars adjust so that it fits your body, and it’s sturdy and stable. So when you get on that MYX bike, it doesn’t rock, it doesn’t shake. It feels like the studio quality bike, because that’s what it is.

Carl Daikeler:	Now, we’ve got to maximize that opportunity because the genre that was created by spinning and Johnny G and then made famous by SoulCycle still has room to proliferate into millions of homes. And expansion into more equipment really is not an imperative, because it’s been our premise since we started the company, gravity is free. If you’ve got some resistance bands and dumbbells, we, with content, can give you an incredible workout if you’re bringing nutrition to that.

Carl Daikeler:	That is an incredibly unique and efficient approach that, honestly, I can remember watching Bowflex thrive with a $1,500 piece of equipment. That’s why we created P90X. We said, “Wait, look at the results they’re getting with a $1,500 piece of equipment. We can do that for $120 with P90X.” Now, for the same thing you pay for a P90X, we sell our entire 87-program catalog to people for $99 a year.

Carl Daikeler:	So it’s not our desire to continue to make it more expensive for the consumer, unless we’re unlocking a genre that will appeal to them so that they truly do engage in the product and get results. That’s always the end goal, not just proliferation of equipment.

Eric Weidemann:	Great. Thank you. As far as the different business segments in general and synergy from all of the pieces combined together, is there a way to pay for one subscription and be a part of all three, or has that been a consideration? Or what are some of the synergies that you see that increases the value of all of the pieces combined from the different segments?

Carl Daikeler:	Well, I think at the base, and sorry, guys, for taking all the answers, but at the base of it, the MYX bike will be the only bike where you have the ability to have two different platforms, Beachbody on Demand or Openfit. So you can choose. And there will be nuance between the product offerings there.

Carl Daikeler:	In terms of finding synergy between those two subscriptions, we believe that our subscription price will be below the $40 per month that Peloton currently charges. We haven’t released that information in terms of what we’ll be charging for the subscription, but MYX has done quite well at $29.95 a month or $29 a month, and so we’re going to stay in that area.

Carl Daikeler:	But ultimately, I think that the real value that comes with both of our platforms But let me just talk about Beachbody for a second. When somebody enters the Beachbody ecosystem and they enter with a thing called a challenge pack, they’re literally getting, I think it’s something like $450 of value from the nutrition plans that we offer and the amount of content that they get and the direct connectivity and support of a coach for less than $200.

Carl Daikeler:	The value, this is unmatched value in the ecosystem, in the fitness and wellness ecosystem. And on top of that, rather than sell people food, for instance, which you can do as a diet company, what we’re doing is giving people strategies, really simple-to-follow meal planning strategies, that lets them figure out how to cook for themselves and for their kids, so that they understand what macros or what the meal plans can be for the family, so they get the right portions, still enjoy food and still get results.

Carl Daikeler:	The cost-effective nature of that, by comparison to a personal trainer or a nutritionist and what you would have to do to cobble this together, doesn’t exist anywhere in the marketplace. It’s actually a very difficult thing for me to articulate as efficiently as it is. But it’s compelling, and that’s what I’m so excited about. This transaction is we’re going to have access to over $400 million to finally tell that story efficiently with the help of Tom and Kevin Mayer.

Eric Weidemann:	Great. Thank you. So the current revenue mix was primarily North American with plans to expand internationally. How does the fitness market compare internationally relative to the United States and North America? And what went through that thought process to decide which countries to target first?

Carl Daikeler:	Well, I’ll take the beginning of that and then I’ll flip it to Sue, just in terms of what markets and, and how that might progress. The first question, which is a little bit different because we’re addressing the demand or the need, meaning for instance, the obesity rate. And the obesity rate worldwide is climbing, unfortunately, and there are some markets that over-index against the US and Canada, and some which are under, but all are climbing.

Carl Daikeler:	The obesity epidemic and the epidemic of bad food choices or lethargy or inactivity and consuming just more entertainment, it’s a pandemic of its own, if you will. And it’s our job to go to markets where the need is greater, where they might not have the same proliferation of gyms and certainly not of in-home fitness solutions and satisfy those markets. But Western Europe and so on, Sue, why don’t you take the strategy in terms of international rollout?

Sue Collyns:	Sure. We’ve got 10 markets on the roadmap, and I think I went through them in the bridge, but... is significant at 1.5 trillion. So there’s a big opportunity. But I would say that the roadmap that we outlined beginning with Germany, Mexico, Columbia, Italy, Australia, et cetera, as we thought about it, we structured it around markets where we knew that fitness was a big part of the culture. They might be following and aware of cultural references to the US, and we looked at our content development team. We have 10 of those teams, and they speak various languages.

Sue Collyns:	So as we know it’s important to understand the culture and also localize that content in their native language, that was also an important consideration. The logistics around distribution, around treasury operations, all of those are something that we feel very comfortable executing on.

Sue Collyns:	And so now it’s just a matter of executing on the rollout, making sure that we have the content. We always lead with content and then have the nutritional products to support that. And as I said, international opportunities for MYX have actually not been included in the plan. So right now the revenue projections are only for fitness and nutritional. So to the extent that we can advance those projections and include a connective fitness offering internationally, that would be upside.

Sue Collyns:	Hey, I see, there’s actually another question just in the chat, Eric, real quick, I might take it on. There’s a question around the other 35% in that pie chart and who owns it. So it’s a group of people actually that starts with angel investors that wouldn’t surprise anyone that Carl brought on when he originally started the company. But also right now people like LeBron and Arnold, they’re in that group together with Raine, our private equity investor, as well as some other very high net worth individuals in Silicon Valley. You would know their names. I can’t say any of them, but it’s a good shareholder base.

Eric Weidemann:	Great. Thank you. So we’re nearing time here. So we’d just like to give the panelists one last opportunity to add something and tell the audience before we leave. Tom, I’ll let you go.

Tom Staggs:	All right. I think that this has been a good discussion. This is a company that we didn’t talk about it that much. Carl and his team have done an amazing job, in my opinion, over the last four years of pivoting the company and preparing it to take advantage of the trends that we see in the marketplace. Four years ago, they were selling DVDs, they were selling their nutrition products. They brought people on. They’ve augmented their team. They’ve pivoted the company so that they’ve got this subscription base of digital content subscribers.

Tom Staggs:	So 2.6 million, you’ve heard that number, in addition to the 400,000 subscribers they have on the nutritional side. That’s just the beginning of this equation. And as they continue to build out and leverage their content library, both Beachbody and Openfit, and now in MYX, they’re going to find additional opportunities to gain subscribers, to cross-sell and to find adjacencies in both other aspects of health and wellness and other product lines.

Tom Staggs:	So even though this company’s been around 20 years, I see them at an inflection point that they’ve actually spent the last four or five years positioning themselves to take advantage of, and I commend them for the job they’ve done for that. And I see tremendous opportunity for this company for years ahead, and that’s why we’re excited to be a part of the equation. And I know there are a bunch of questions about when will this close. It will be under the B-O-D-Y symbol after it closes. Our best guess right now is mid-June. We’re on track for that. We’ve got to get through all the process, and you’ll continue to hear more about this company. And we appreciate your time. And Carl, I’m looking forward to the years ahead.

Carl Daikeler:	Yeah. Well, thank you, Tom. And honestly, for my career to get the validation and stamp of approval from a guy who helped run Disney and grow it to this record critical mass in the entertainment field, and for him and Kevin Mayer to recognize the value of the catalog intrinsically and the incredible retention that we’ve got of loyal customers who literally make celebrities out of these trainers that we meet. Tony Horton was living in a two-bedroom apartment when we met him, and the guy’s a legend now.

Carl Daikeler:	And every once in a while, I’ve been checking over to the side. I’ll give you guys a sneak peek. I’ve got a program in development right now called 645. It’s public information. We’ve told people. So I get to watch the future unfold six days a week, 45 minutes a day. That’s going to come out this summer. And by the way, I know what’s coming out over the course of the next 18 months, and it’s some of the mind-blowing, most exciting breakthroughs that I’ve been a part of in my career.

Carl Daikeler:	And I’m just excited now, for the first time, for more people in the public market to share in what I think is going to be an explosion in in-home fitness. And it’s my intention to work my ass off to make sure we make good on the promise of making the home the healthiest place in your life, not the gym. It’s got to be there where the kids are, where the family is, and the community comes together virtually to help each other be healthy. Not achieved by masks, not achieved by your relationship with the doctor, but achieved by the relationship with yourself and your consistency.

Carl Daikeler:	That’s our job, and I’m blown away by the enthusiasm and passion of our community to be on board with that. When I talk to our coaches and our customers, they are the leaders, they are the tip of the spear that make this real. And I’m excited to be the guy at the top who gets to be on calls like this and see the recognition of the marketplace of this opportunity. So I’m going to work tirelessly to make good on that. And that’s why I’m not taking a share off the table, because I do want to see this thing achieve. What we’ve done in this great little billion dollar Petri dish, we now need to add a couple of zeros to that. And I appreciate everybody’s time.

Sue Collyns:	Thank you.

Tom Staggs:	Thanks very much.

Eric Weidemann:	Thank you all for joining us today. Thank you to the panelists and thank you to the audience for all of the engagement and the questions. And we will see you next time. Thank you.

Tom Staggs:	Thanks, Eric.

IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between Beachbody and the Company, including statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination, future financial condition and performance of Beachbody and expected financial impacts of the Business Combination (including future revenue, pro forma equity value and cash balance), the satisfaction of closing conditions to the Business Combination, the PIPE transaction, the level of redemptions of the Company’s public stockholders and the products and markets and expected future performance and market opportunities of Beachbody. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the Business Combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the stockholders of the Company, the satisfaction of the minimum trust account amount following any redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the Business Combination on Beachbody’s business relationships, operating results, and business generally, (viii) risks that the proposed Business Combination disrupts current plans and operations of Beachbody, (ix) the outcome of any legal proceedings that may be instituted against Beachbody or against the Company related to the Merger Agreement or the proposed Business Combination, (x) the ability to maintain the listing of the Company’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Beachbody and Myx operate, variations in operating performance across competitors, changes in laws and regulations affecting the business of Beachbody and Myx and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive residential real estate industry, and (ix) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and other documents to be filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beachbody and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. None of Beachbody, Myx or the Company gives any assurance that Beachbody, Myx or the Company, or the combined company, will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company has filed a preliminary proxy statement/prospectus and intends to file a definitive proxy statement/prospectus with the SEC. The Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the Company, Beachbody, and Myx and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Stockholders of the Company will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Registration Statement on Form S-1, which was filed by the Company with the SEC on November 27, 2020 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn. Additional information regarding the interests of such participants are contained in the proxy statement/prospectus for the Business Combination.

Beachbody, Myx and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the proxy statement/prospectus for the proposed Business Combination.